U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

GREAT ELM CAPITAL CORP.

GREAT ELM CAPITAL MANAGEMENT, LLC

GREAT ELM INVESTMENTS, LLC

GREAT ELM CREDIT INCOME FUND, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(617) 375-3006

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Matt Kaplan

Great Elm Capital Corp.

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(617) 375-3006

Copies to:

Christopher P. Healey, Esq.

Davis Polk & Wardwell LLP

1050 17th Street, NW

Washington, DC 20036

(202) 962-7000

Christopher.Healey@davispolk.com

April 25, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF GREAT ELM CAPITAL CORP. GREAT ELM CAPITAL MANAGEMENT, LLC GREAT ELM INVESTMENTS, LLC GREAT ELM CREDIT INCOME FUND, LLC File No. 812-	: : : : : : : : : : : :

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT

OF 1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on October 2, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•

Great Elm Capital Corp. (the “Company” or the “Existing Regulated Fund”3), a closed-end management investment company that has elected to be regulated as a Business Development Company (“BDC”) under the 1940 Act;

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	See Great Elm Capital Corp., et al. (File No. 812-15498) Investment Company Act Rel. Nos. 35315 (September 6, 2024) (notice) and 35347 (October 2, 2024) (order).

[3]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.”

•	The entity identified in Appendix A, which would be an investment company but for Section 3(c)(1) or 3(c)(7) (the “Existing Affiliated Fund”);

•

Great Elm Capital Management, LLC, an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”) and the investment adviser to the Company and the Existing Affiliated Fund (“GECM”) on behalf of itself and its successors, and a wholly owned subsidiary of Great Elm Group, Inc. (“GEG”);

•

Great Elm Investments, LLC, an affiliate of GECM, that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed co-investment program (in such capacity, the “Existing Proprietary Account”, together with the Company, Existing Affiliated Fund and GECM, the “Applicants”).[4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means GECM and any other investment adviser controlling, controlled by, or under common control with GECM. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II. GENERAL DESCRIPTION OF THE APPLICANTS

GEG is a publicly traded holding company. GECM is a wholly owned subsidiary of GEG. GECM may therefore be deemed under control of GEG. GECM may be deemed to control the Company by virtue of its position as the Company’s investment adviser and GECM may be deemed to control the Existing Affiliated Fund by virtue of its position as the Existing Affiliated Fund’s managing member. All of the Applicants may therefore be deemed under the common control of GEG. GEG however, is not an investment adviser, does not expect to become an investment advisers in the future, and will not be the source of any Co-Investment Transactions under the requested Order. As a result, GEG has not been included as an Applicant.

A. The Company

The Company is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. The Company was organized in April 2016 and commenced operations on November 3, 2016 when Full Circle Capital Corporation, a Maryland corporation, merged with and into the Company. Beginning with the Company’s tax year starting October 1, 2016, the Company elected to be treated, and intends to continue to qualify annually, as a regulated investment company under Sub-Chapter M of the Code. The Company has elected to be regulated as a BDC under Section 54(a) of the Act. The Company gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on September 27, 2016. The Company’s principal place of business is 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, Florida 33410.

The Company’s investment objective is to seek to generate both current income and capital appreciation through debt and income-generating equity investments, including investments in specialty finance businesses. To achieve its investment objective, the Company invests in secured and senior secured debt instruments of middle market companies, as well as income-generating equity investments in specialty finance companies, that it believes offer sufficient downside protection and have the potential to generate attractive returns. The Company also makes investments throughout other portions of an issuer’s capital structure, including subordinated debt, mezzanine debt, and equity or equity-linked securities.

The Company’s business and affairs are managed under the direction of the Board, composed of five Directors, three of whom are Independent Directors.9 The Company’s Board has delegated daily management and investment authority GECM pursuant to an investment management agreement. GECM also serves as the Company’s administrator pursuant to an administration agreement.

B. The Existing Affiliated Fund and the Existing Proprietary Account

GECM is the investment adviser to the Existing Affiliated Fund. The Existing Affiliated Fund is a limited liability company organized under the laws of Delaware.

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. The Existing Proprietary Account is wholly owned by GEG and is a sister entity of GECM. The Existing Proprietary Account and GECM are both under the common control of GEG. Any Proprietary Account that is not advised by an Adviser will each establish, maintain and implement policies and procedures reasonably designed to ensure it can comply with the Conditions contained in the Order applicable to such Proprietary Account. The Existing Proprietary Account is included in Appendix A.

[9]	The board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

C. GECM

GECM, a Delaware corporation that is registered under the Advisers Act, serves as the investment adviser to the Company and the Existing Affiliated Fund. GECM generally seeks to generate current interest and capital appreciation by investing in the capital structures of predominately middle-market companies that operate in a diverse range of industries. GECM, through its client funds, generally targets multi-year investments in secured and senior unsecured debt instruments and income generating equity securities, including investments in specialty finance businesses.

Subject to the overall supervision of the Company’s Board, GECM manages the day-to-day operations of, and provides investment advisory and management services to, the Company. Under the terms of the Investment Management Agreement, GECM determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio, and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); closes, monitors, and, when and where applicable, restructures the investments the Company makes; and determines the investments and other assets that the Company purchases, retains or sells.

Pursuant to the administration agreement, GECM also furnishes the Company with, or otherwise arranges for the provision of, office facilities, equipment, clerical, bookkeeping and record-keeping services at such office facilities. Under the administration agreement, GECM also performs, or oversees the performance of, the Company’s required administrative services, which include, among other things, being responsible for the financial records that the Company is required to maintain and preparing reports to the Company’s stockholders and reports filed with the Commission. In addition, GECM oversees the Company in determining and publishing the Company’s net asset value, oversees the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, and generally oversees the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

GECM also provides investment advisory services to the Existing Affiliated Fund pursuant to advisory agreements. GECM has complete discretionary authority over the purchase and sale decisions for the Existing Affiliated Fund, subject to the Existing Affiliated Fund’s offering documents, as may be applicable, and thus GECM will be responsible for deciding whether the Existing Affiliated Fund will engage in co-investment transactions under the Order.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

[10]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.  Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2.  Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.  Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4.  No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.  Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

[12]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

6.  Dispositions:

(a)

Prior to any Disposition[17] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)

Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[18]

7.  Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.  Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[18]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

9.  In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).19 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[19]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Matt Kaplan

Great Elm Capital Corp.

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(617) 375-3006

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Christopher P. Healey, Esq.

Davis Polk & Wardwell LLP

1050 17th Street NW

Washington, DC 20036

(202) 962-7000

Christopher.Healey@davispolk.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of April, 2025.

GREAT ELM CAPITAL CORP.

By:	/s/ Matthew Kaplan
	Name:	Matthew Kaplan
	Title:	President and Chief Executive Officer

GREAT ELM CAPITAL MANAGEMENT, LLC

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Authorized Signatory

GREAT ELM INVESTMENTS, LLC

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Authorized Signatory

GREAT ELM CREDIT INCOME FUND, LLC By: Great Elm Capital Management, LLC, its Managing Member

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Authorized Signatory

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated April 29, 2022, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

GREAT ELM CAPITAL CORP.

By:	/s/ Matthew Kaplan
	Name:	Matthew Kaplan
	Title:	President and Chief Executive Officer

GREAT ELM CAPITAL MANAGEMENT, LLC

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Authorized Signatory

GREAT ELM INVESTMENTS, LLC

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Authorized Signatory

GREAT ELM CREDIT INCOME FUND, LLC By: Great Elm Capital Management, LLC, its Managing Member

By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Authorized Signatory

Appendix A

The Existing Affiliated Fund is advised by an Adviser as set forth below:

Great Elm Credit Income Fund, LLC

The Existing Proprietary Account is set forth below:

Great Elm Investments, LLC

Appendix B

Resolutions of the Board of Directors

Great Elm Capital Corp. (the “Company”)

WHEREAS, the Board deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Company or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Adopted April 22, 2025